FOR IMMEDIATE RELEASE

NEWS RELEASE

Gold Project Financed by New Zealand Explorer

Vancouver, Canada, June 10 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”)  is pleased to announce Glass Earth Gold Ltd. as a new exploration partner for its Rise and Shine gold project in Otago, New Zealand.

CanAlaska’s New Zealand subsidiary, Golden Fern Resources Ltd, the pending holder under joint venture of the mineral licence covering the Rise and Shine shear zone, located north of Cromwell, New Zealand, has entered into an option agreement for the sale of a 70% ownership interest in Golden Fern in return for detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drill testing on favourable gold targets.  Additional terms of the agreement include progressive cash payments of $13,000 and the issuance of 200,000 shares in Glass Earth Ltd. to the Company over the course of the program.

President Peter Dasler commented, “the historic New Zealand gold rushes provided ample evidence of extensive gold mineralizing systems throughout the country.  Modern gold mines in New Zealand are capitalizing on discoveries on unexplored ground, and CanAlaska’s New Zealand property holdings cover significant areas of historic gold-producing camps.  The Company had previously established operating partners for the Reefton gold project and, now, the highly prospective Rise and Shine property so as to allow CanAlaska to advance Rise and Shine and to concentrate more closely on its uranium exploration activities in Canada’s Athabasca Basin”.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$50 million exploring its properties and has delineated multiple uranium targets. The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty Ltd, a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$10 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. A Memorandum of Understanding has also recently been executed with mining partner East Resources Inc. to commence exploration on the NE Wollaston Project comprising a potential 100,000 metres of drill testing.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	June 10th, 2009